Exhibit 99.1

ARDAGH GROUP ("ARDAGH") OBTAINS MAJORITY CONSENTS IN CONNECTION WITH CONSENT SOLICITATION BY ARDAGH PACKAGING FINANCE PLC AND ARDAGH HOLDINGS USA INC. OF ITS £400,000,000 AGGREGATE PRINCIPAL AMOUNT OF 4.750% SENIOR NOTES DUE 2027 (CUSIP NOS. 162884964 / 162884824; ISIN NOS. XS1628849645 / XS1628848241) ("NOTES")

Luxembourg (November 4, 2020) - Ardagh announces today that as of Tuesday, November 3, 2020, a majority of the holders (the "Holders") of the Notes had delivered valid consents (the "Consents") in connection with the consent solicitation (the "Consent Solicitation") launched by Ardagh Packaging Finance plc ("APF"), a public limited company incorporated under the laws of Ireland and Ardagh Holdings USA Inc. ("AHUSA" and, together with APF, the "Issuers"), a Delaware corporation, pursuant to a consent solicitation statement dated October 23, 2020 (the "Statement"), to approve certain amendments (the " Amendments") to the indenture relating to the Notes (as amended or supplemented from time to time, the "Indenture").

In addition, as the requisite consents from the Holders have been obtained, a supplement to the Indenture (the "Supplemental Indenture") effecting the Amendments was executed on November 3, 2020 (the "Effective Time"). The Supplemental Indenture became effective upon its execution and delivery by, among others, the Issuers and the Citibank N.A., London Branch, as trustee, but will not become operative until payment in full of the Consent Payment (as defined in the Statement).

Holders are not able to validly revoke their consents after the Effective Time.  For an overview of the Amendments, please refer to the Statement.

Other

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities.

The Consent Solicitation does not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not permitted by law or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

Forward Looking Statements

This press release contains "forward looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Exchange Act of 1934, as amended.  Actual results may differ materially from those reflected in the forward-looking statements.  We undertake no obligation to update any forward-looking statement or other information contained in this press release to reflect events or circumstances occurring after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

About Ardagh Group

Ardagh Group is a global supplier of infinitely recyclable metal and glass packaging for the world’s leading brands. Ardagh operates 56 metal and glass production facilities in 12 countries, employing more than 16,000 people and has sales of approximately $7bn.

MediaPat Walsh, Murray Consultantspwalsh@murraygroup.ie

+1 646 776 5918 / +353 87 2269345

Investors john.sheehan@ardaghgroup.com